August 19, 2019

Dorvin Lively
President and Chief Financial Officer
Planet Fitness, Inc.
4 Liberty Lane West
Hampton, New Hampshire 03848

       Re: Planet Fitness, Inc.
           Form 10-K for the Year Ended December 31, 2018
           File No. 001-37534

Dear Mr. Lively:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure